FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

1 Azrieli Towers,
the Round Tower, 46th Floor (1 Givat Hatachmoshet Street),
Tel Aviv, Israel 67021
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information contained in this Form 6-K

        We, Crow Technologies 1977 Ltd. (“Crow”), would like to announce that our subsidiary (Crow Electronic Engineering Ltd. (“Orev”)) has entered into a major Original Manufacturing Agreement with a third party – an international group in the field of intelligent building systems (the “Agreement”) for a minimum period of three years and a maximum period of five years, which contains forecasts for a total possible sales by Orev, for the next five years, of approximately Twenty Six Million US Dollars (US$26,000,000).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2003	Crow Technologies 1977 Ltd. BY: /S/ Shmuel Melman —————————————— Shmuel Melman Director